LEGAL & COMPLIANCE, LLC

LAURA ANTHONY, ESQUIRE
STUART REED, ESQUIRE                                                          WWW.LEGALANDCOMPLIANCE.COM

                                                                                                                                                                       DIRECT E-MAIL:
                                                                                                                                                                       LANTHONY@LEGALANDCOMPLIANCE.COM

September 11, 2006

VIA ELECTRONIC EDGAR FILING
AND FAX (202)772-9205

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attn: Michele M. Anderson, Legal Branch Chief

RE: IElement Corporation
Amendment No. 7 to Registration Statement on Form SB-2
Filed September 1, 2006
File No. 333-131451

Dear Ms. Anderson:

As a follow up to my telephone conversation with Wm. Bennett today, and in accordance with Rule 461 promulgated under the Securities Act of 1933, IElement Corporation requests that the effective date of its registration statement on Form SB-2 be accelerated to become effective on Wednesday, September 13, 2006, or as soon thereafter as possible.

Your attention to this matter is appreciated.

Legal & Compliance, LLC

By:______________________
Laura Anthony, Esq.

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